Exhibit 23




                         Consent of Independent Auditors



The Board of Directors
Midwest Bancshares, Inc.:


We consented to the incorporation by reference in Registration Statement No. 33-65598 on Form S-8 of Midwest Bancshares, Inc. of our report dated January 22, 1999, except for note 16, which is as of February 2, 1999, relating to the consolidated balance sheets of Midwest Bancshares, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and comprehenive income, and cash flows for each of the years in the three-year period ended December 31, 1998, which report appears in the December 31, 1998, annual report on Form 10-KSB of Midwest Bancshares, Inc.


 /s/ KPMG Peat Marwick LLP

Des Moines, Iowa
March 26, 1999